Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
December 31, 2020
VIA EDGAR
Mr. John Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Ganley:
The following are responses to the comments that we received from you by telephone on December 17 and December 21, 2020 regarding Post-Effective Amendment No. 280 to the Registration Statement on Form N-1A for the Direxion Daily Cloud Computing Bull 2X Shares (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on November 2, 2020. These comments and responses are also applicable to Post-Effective Amendment No. 283 to the Registration Statement on Form N-1A for the Direxion Daily Cloud Computing Bear 2X Shares, a series of the Trust that was filed with the SEC on December 7, 2020. A new filing with the SEC will be completed for both the Direxion Daily Cloud Computing Bull 2X Shares and the Direxion Daily Cloud Computing Bear 2X Shares and acceleration will be requested separately for both Funds. The remaining series of the Trust that were filed for registration as part of Post-Effective Amendment No 283 will automatically go effective 75 days from December 7, 2020. Your comments and the Trust’s responses are set forth below.
Prospectus
1) The second footnote to the Annual Fund Operating Expenses table that describes the Operating Expense Limitation Agreement states:
“[a]ny expense waiver or reimbursement is subject to recoupment by the Adviser within the following three years only if Total Annual Fund Operating Expenses fall below the lesser of this percentage limitation and any percentage limitation in place at the time...”
Please clarify that the period described as the “following three years” in the disclosure above runs from the time of the waiver/reimbursement and not from the end of the fiscal year in which the waiver/reimbursement is made.
The Fourth Amended and Restated Operating Expense Limitation Agreement applicable to the Fund, which is incorporated by reference to the prospectus, provides, as requested by the Staff, that the three-year period referenced is the three-year period following the date of the waiver/reimbursement being recouped. The Registrant will nevertheless revise the footnote in connection with its annual update to clarify that the three-year period for recoupment begins immediately following the waiver/reimbursement to be recouped.
2) In the Fund’s principal investment strategy disclosure, please revise the reference to the underlying index’s three “sub-themes” to refer instead to “themes.”
Registrant has revised the disclosure as requested by the Staff.
3) Please explain in the Fund’s principal investment strategy disclosure that the index only includes companies that derive greater than or equal to 50% of their revenue from activities in the three “cloud computing” themes.
Registrant has revised the principal investment strategy to clarify that one of the criteria for inclusion in the index is that a company derives greater than or equal to 50% of its revenue from activities related to the themes.
4) Rule 35d-1 under Section 35(d) of the Investment Company Act of 1940, as amended, (the “1940 Act”) (the “Names Rule”) requires that where a fund has a name suggesting that the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries, in order to avoid being misleading, the fund must adopt a policy to (1) invest, under normal circumstances, at least 80-percent of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the fund’s name and (2) the policy is either a fundamental policy of the fund under section 8(b)(3) of the 1940 Act or the fund has adopted a policy to provide the fund’s shareholders with at least 60-days prior notice of any change in the 80-percent allocation (together, an “80-percent Policy”). Please explain how the Fund satisfies the Names Rule’s 80-percent Policy requirement in light of the fact that the Fund’s name suggests that it will invest in cloud computing companies, a particular type of investment.
Registrant believes that the Fund satisfies the Names Rule by having an investment policy to invest under normal circumstances at least 80% of its net assets in the Index or instruments that provide economic exposure to the Index (the “80% policy”), given that the Index only includes companies that derive greater than or equal to 50% of their revenue from activities classified as within cloud computing themes. Further, the Trustees have adopted non-fundamental investment policies to notify shareholders at least 60 days prior to (i) any change in the Fund’s investment objective, which is to seek to provide investment results equal to 200% of the performance of the Index, or (ii) any change in the Fund’s 80% policy.
5) The Fund’s principal investment strategy identifies three (sub-)themes and indicates that “each security [included in the index] is capped at comprising no more than 5% of the Index.” Currently, however, at least one index constituent (e.g., Twilio) has a weight greater than 5%. Please explain how this is the case.
A security, such as Twilio, may have a weight greater than 5% due market price increases since the previous index rebalance.
6) Please disclose Cloud Computing Company Risk in the Fund’s principal investment risks more prominently by moving it up in the list of disclosed risks.
Registrant has moved Cloud Computing Company Risk before the “Other Investment Companies (including ETFs) Risk” disclosure.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC